FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 30, 2004

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Press Release dated March 30, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Enrique Osorio Lopez ___________________ Enrique Osorio Lopez Finance Director
Date: March 30, 2004

RELEVANT INFORMATION

Investor Relations:
Hector Sepulveda
Phone: (81) 83 99 56 00
Fax: (81) 83 99 56 06
E- mail: hsepulveda@savia.com.mx

Savia became the sole owner of Bionova Holding Corporation

Monterrey N.L., Mexico, March 30, 2004.  Savia, S.A. de C.V. (BMV: "Savia") announced today that its main subsidiary, Bionova Holding Corporation ("Bionova"), completed all of the transactions associated with the previously-announced financial restructuring and merger on March 29, 2004.  As a result, Bionova has become a privately-held company and a 100% indirect subsidiary of Savia.

The completion of the financial restructuring and going-private transaction is described in greater detail in the attached Bionova press release.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

For Further Information:

Bionova Holding Corporation

(609)-744-8105

BIONOVA HOLDING ANNOUNCES COMPLETION OF FINANCIAL RESTRUCTURING

AND GOING-PRIVATE TRANSACTION

Nogales, Arizona-March 29, 2004-Bionova Holding Corporation announced that all of the transactions associated with its previously-announced financial restructuring and merger have been completed today. As a result, Bionova Holding is now an indirect wholly-owned subsidiary of Savia, S.A. de C.V. The Company filed today with the Securities and Exchange Commission a Certification and Notice of Termination of Registration on Form 15 terminating the Company's status as an SEC reporting company under the Securities Exchange Act of 1934.

Under the terms of the merger, each of the shares of Bionova Holding common stock (other than shares held by Savia and its affiliates) was converted into the right to receive $0.09 in cash. The Company will pay the $0.09 per share merger consideration to the stockholders of record as of the effective date of the merger, which is March 29, 2004. The Company has retained the Bank of New York to act as the paying agent to distribute the cash payments to the public stockholders. Stockholders are not required to send their stock certificates into the Company or the paying agent. It is expected the cash payments will be mailed to stockholders with the next two weeks.